
03055242

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE


RECD S.E.C.
APR 11 2003
1086

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

FirstEnergy Corp.	0001031296
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form U-1 (Exhibit E)	File No. 70-10122
Electronic Report, Schedule or Registration	SEC File Number, if available

Statement of Which the Documents Are A Part (give period of report)

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City _______, State of ___________, _________, 2003.

(Registrant)

By: ....
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on April 11, 2003, that the information set forth in this statement is true and complete.

By: ....
Andrew F. MacDonald

Counsel for FirstEnergy Corp.

DC #140722 v1


FirstEnergy®
Corp.

- Ohio Edison Company
  - OES Capital, Incorporated
  - OES Finance, Incorporated
  - OES Nuclear, Incorporated
  - OES Ventures, Incorporated
    - PNBV Capital Trust
  - Ohio Edison Financing Trust
  - Ohio Edison Financing Trust II
  - Ohio Valley Electric Corporation (16.5%)
    - Indiana- Kentucky Electric Corporation
  - Pennsylvania Power Company
- The Cleveland Electric Illuminating Company
  - Cleveland Electric Financing Trust I
  - Centerior Funding Corporation
  - The Toledo Edison Capital Corporation (10%)
- The Toledo Edison Company
  - Ohio Valley Electric Corporation (4%)
    - Indiana- Kentucky Electric Corporation
  - The Toledo Edison Capital Corporation (90%)
- Jersey Central Power & Light Company
  - Saxton Nuclear Experimental Corporation (44%)
  - JCP&L Preferred Capital, Inc.
    - JCP&L Capital, L.P.
  - JCP&L Transition Funding LLC
- Pennsylvania Electric Company
  - Saxton Nuclear Experimental Corporation (24%)
  - Nineveh Water Company
  - The Waverly Electric Power and Light Company
  - Penelec Preferred Capital II, Inc.
    - Penelec Capital II, L.P.
      - Penelec Capital Trust
- American Transmission Systems Incorporated
- The Alliance Participants Administrative and Startup Activities Company, LLC * (10%)
- Metropolitan Edison Company
  - Saxton Nuclear Experimental Corporation (32%)
  - York Haven Power Company
  - Met-Ed Preferred Capital II, Inc.
    - Met-Ed Capital II, L.P.
      - Met-Ed Capital Trust

* Dissolution in progress.

Structure of Operating Companies and Subsidiaries

(4/9/03)


FirstEnergy®

Corp.

- FirstEnergy Solutions Corp.*
  - FirstEnergy Generation Corp.
  - FirstEnergy Engineering, Incorporated
- FirstEnergy Nuclear Operating Company
  - GPU Nuclear, Inc.
- MYR Group Inc.
  - MYRcom, Inc.
  - MYRpower, Inc.
  - Great Southwestern Construction, Inc.
  - Hawkeye Construction, Inc.
  - The L.E. Myers Co.
  - D.W. Close Company, Inc.
  - ComTel Technology Inc.
  - Harlan Electric Company
    - Sturgeon Electric Company, Inc.
    - Power Piping Company
- First Communications, LLC (31.08%)
- Pantellos Corporation (6.5%)
- PowerSpan Corp. (18.63%)
- FirstEnergy Ventures Corp.
  - Advanced Technologies Development Corp.
  - Bay Shore Power Company
  - Centerior Communications Holdings, Inc.
    - Fiber Venture Equity, Inc.
      - AFN Finance Company No. 3, LLC
  - Centerior Energy Services, Inc. (dba "The E Group")
  - Centerior Power Enterprises, Inc.
  - Eastroc Technologies LLC
  - Engineered Processes, Ltd.
  - FirstEnergy Telecommunications Corp.
  - Warrenton River Terminal, Ltd.
- FE Acquisition Corp.
  - Mid-Atlantic Energy Development Co.

* Formerly known as FirstEnergy Services Corp.


FirstEnergy®
Corp.

- FirstEnergy Properties, Inc.
  - BSG Properties, Inc.
- FirstEnergy Facilities Services Group, LLC
  - Ancoma, Inc.
  - Dunbar Mechanical Inc.
  - Edwards Electrical & Mechanical, Inc.
  - Elliott-Lewis Corporation
    - A. A. Duckett, Inc.
    - Sautter Crane Rental, Inc.
    - E-L Enterprises, Inc.
      - Modern Air Conditioning, Inc.
        - Airdex Air Conditioning Corporation
      - R.L. Anderson, Inc.
  - The Hattenbach Company
  - L. H. Cranston and Sons, Inc.
  - Roth Bros., Inc.
  - R.P.C. Mechanical, Inc.
  - Spectrum Controls Systems, Inc.
- MARBEL Energy Corporation
  - Marbel Holdco, Inc.
    - Great Lakes Energy Partners, LLC (50%)
  - Northeast Ohio Natural Gas Corp.
- GPU Diversified Holdings, LLC
  - GPU Solar, Inc. (50%)
  - Ballard Generation Systems, Inc. (12%)
  - GPU EnerTech Holdings, Inc.
  - GPU Distributed Power, Inc.
- GPU Telcom Services, Inc.
  - Last Mile, Inc. (dba Sting Communications) (25%)
  - AFN Finance Company No. 1, LLC (100%)
  - Telergy Mid-Atlantic, LLC (49%)



FirstEnergy® Corp.

- FirstEnergy Service Company
- GPU Service, Inc.
- FirstEnergy Securities Transfer Company
- FELHC, Inc.
- Centerior Indemnity Trust
- Centerior Service Company
- FE Holdings, L.L.C.
- UMICO Holdings, Inc. (36%)
- GPU Capital, Inc.
  - GPU Electric, Inc.
    - EI UK Holdings, Inc.
      - Aquila Sterling Holdings LLC
        - Avon Energy Partners Holdings
          - Midlands Electricity plc*
            - Midlands Power International Ltd.
    - GPU Argentina Holdings, Inc. (Del)
      - GPU Argentina Services S.R.L.
      - GPU Empresa Distribuidora Electrica Regional S.A. (GPU EMDERSA)
        - Empresa Distribuidora San Luis S.A. (EDESAL S.A.)
        - Compania Electrica de La Rioja S.A. (CELAR S.A.)
          - Empresa Distribuidora de Electricidad de la Rioja S.A. (EDELAR S.A.) (90%)
        - Empresa Distribuidora de Electricidad de Salta S.A. (EDESA S.A.) (90%)
          - Empresa de Sistemas Electricos Dispersos S.A. (ESED S.A.)
    - GPU International Australia Pty Ltd
    - GPU Australia Holdings, Inc.
      - Austran Holdings, Inc.
        - Austran Investments Pty Ltd
- GPU Power, Inc.
  - GPU Power Philippines, Inc.
    - Magellan Utilities Development Corporation (40%)
  - Barranquilla Lease Holding Inc.
    - Los Amigos Leasing Company, Ltd. (100%)
  - EI Barranquilla, Inc.
    - Termobarranquilla S.A. (28.67%)
  - EI International
    - GPUI Colombia, Ltda. (52%) (48% – GPU Power, Inc.)
  - Guaracachi America, Inc.
    - Empresa Guaracachi S.A. (50%)
  - International Power Advisors, Inc.
  - NCP Energy, Inc.*
  - NCP Ada Power Incorporated*
  - EI Canada Holding Limited
    - EI Services Canada Limited
    - EI Brooklyn Power Limited
      - EI Brooklyn Investments Limited

* Midlands Electricity PLC has ownership interests in over 100 subsidiaries – see attached listing.

* Conditionally dissolved pending tax clearance from State of Incorporation.